UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-38235

NaaS Technology Inc.

(Registrant’s Name)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information Contained in This Report on Form 6-K

On November 4, 2025, NaaS Technology Inc. (the “Company”) entered into share subscription agreements (the “SSAs”) with Newlink Envision Limited (“Newlink Envision”), a wholly-owned subsidiary of our controlling shareholder, Newlinks Technology Limited (“Newlink”), and Newlink Linkage Limited, an entity 84.31% owned by Newlink (“Newlink Linkage”), and certain accredited investors (collectively, the “Investors”) for the purchase and sale of a total of 27,776,000,000 newly issued Class A ordinary shares of the Company, at a price of US$0.001 per Class A ordinary share (equivellent to US$3.6 per ADS, representing the average of the 30 daily volume weighted average prices (“VWAPs”) of our ADSs immediately prior to November 1, 2025), for a total purchase price of US$31.2 million (collectively, the “Transactions”).

The transactions with Newlink Envision and Newlink Linkage under the SSA were related persons transactions and approved by the Company’s audit committee and its board of directors on November 4, 2025. Following the closing of the Transactions, (i) the total issued and outstanding shares of the Company are 33,767,457,395 shares, consisting of 32,443,909,623 Class A ordinary shares, 195,969,844 Class B ordinary shares, 1,111,577,928 Class C ordinary shares and 16,000,000 Class D ordinary shares, and (ii) Newlink beneficially owns 11,915,840,000 Class A ordinary shares, 195,969,844 Class B ordinary shares, 1,111,577,928 Class C ordinary shares and 16,000,000 Class D ordinary shares of the Company, held directly by Newlink or indirectly through Newlink Envision and Newlink Linkage, which collectively account for an aggregate of 54.0% of the voting power represented by all of the Company’s issued and outstanding shares.

The Company relied on home country practices for the issuance of Class A ordinary shares under the Transactions. A copy of the form of SSA is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

This current report on Form 6-K shall not constitute an offer to sell or the solicitation of any offer to buy the ADSs of the Company, nor shall there be an offer, solicitation or sale of the shares of Common Stock in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Share Subscription Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By	:	/s/ Steven Sim
Name	:	Steven Sim
Title	:	Chief Financial Officer

Date: November 5, 2025